Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

December 4, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	Collectable Sports Assets, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 5 Filed November 24, 2020
File No. 024-11178

Ladies and Gentlemen:

In response to comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”), we filed Post-Qualification Amendment No. 5 to the Offering Statement on Form 1-A (the “Amended Offering Statement”) of Collectable Sports Assets, LLC (the “Company”) and we hereby request that the Commission approve the qualification of the Amended Offering Statement as of 4:00 PM Eastern Standard Time on Monday, December 7, 2020 or as soon thereafter as is practicable.

We request that we be notified of such qualification by a telephone call to our counsel, Gary M. Brown at (615) 664-5330.

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By:	/s/ Ezra Levine
Ezra Levine
Chief Executive Officer

cc:	Gary M. Brown